Exhibit 2.3
ASSET CONTRIBUTION AGREEMENT
by and among
NGP 2004 CO-INVESTMENT INCOME, L.P.,
NGP CO-INVESTMENT INCOME CAPITAL CORP.,
NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.
and
EAGLE ROCK ENERGY PARTNERS, L.P.
Dated as of March 31, 2007

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND RULES OF CONSTRUCTION	1
1.1 Definitions	1
1.2 Rules of Construction	12

ARTICLE II ACQUISITION & CONTRIBUTION; CLOSING	13
2.1 Contribution of Assets; Assumption of Liabilities	13
2.2 Issuance of Contributee Units at Closing	14
2.3 Computation of Agreed Value	14
2.4 Escrow Deposit	16
2.5 Determination of Final Agreed Value; Post-Closing Adjustments; and Post-Closing Remittance Obligations	16
2.6 Environmental Defect; Limitation on Environmental Adjustments	18
2.7 Tax Treatment of Adjustments to Agreed Value and Payments	20
2.8 The Closing	20
2.9 Transition of Certain Accounting Matters	21
2.10 Notifications by Contributee	21

ARTICLE III REPRESENTATIONS AND WARRANTIES RELATING TO THE assets	22
3.1 Litigation	22
3.2 Cost-Bearing Assets	22
3.3 Contracts	22
3.4 Intellectual Property	22
3.5 Compliance with Laws; Permits	23
3.6 Defensible Title	23
3.7 Brokers’ Fees	23
3.8 Preferential Rights	23
3.9 Production Balances	24
3.10 Illegal Payments	24
3.11 Unrecorded Montierra Conveyances	24

ARTICLE IV REPRESENTATIONS AND WARRANTIES RELATING TO CONTRIBUTORS	24
4.1 Organization of Contributors	24
4.2 Authorization; Enforceability	24
4.3 Taxes	25

ARTICLE V REPRESENTATIONS AND WARRANTIES RELATING TO CONTRIBUTEE	25
5.1 Organization	25
5.2 Authorization; Enforceability	25
5.3 No Conflict; Consents	25
5.4 Litigation	26
5.5 Brokers’ Fees	26
5.6 Independent Investigation	26
5.7 SEC Filings	26
5.8 Taxes	27

ARTICLE VI COVENANTS	28
6.1 Conduct of Business	28
6.2 Access	28
6.3 Third Party Approvals	30
6.4 Books and Records	30
6.5 Permits	30
6.6 Acquisition Proposals	31
6.7 Financial Statements	31
6.8 Representation Letters	31

ARTICLE VII TAX MATTERS	32
7.1 Character and Treatment of Transaction	32
7.2 Post-Closing Tax Covenants	32
7.3 Transfer Taxes	33
7.4 Disputes over Tax Provisions	33
7.5 Limitations on Indemnity	33

ARTICLE VIII CONDITIONS TO closing	34
8.1 Conditions to Obligations of Contributee	34
8.2 Conditions to the Obligations of Contributors	35

ARTICLE IX INDEMNIFICATION	36
9.1 Survival	36
9.2 Indemnification	37
9.3 Limitations on Liability	38
9.4 Procedures	39
9.5 Notice of Claim Dispute	42

9.6 Escrow Account	42
9.7 No Special, Consequential or Punitive Damages	43
9.8 Waiver of Other Representations	43
9.9 Exclusive Remedy and Release	45

ARTICLE X TERMINATION	45
10.1 Termination	45
10.2 Effect of Termination	46

ARTICLE XI MISCELLANEOUS	47
11.1 Notices	47
11.2 Assignment	47
11.3 Rights of Third Parties	48
11.4 Expenses	48
11.5 Counterparts	48
11.6 Entire Agreement	48
11.7 Disclosure Schedules	48
11.8 Amendments	49
11.9 Publicity	49
11.10 Severability	49
11.11 Governing Law; Jurisdiction	49
LIST OF EXHIBITS AND SCHEDULES

Exhibit A:

Part I	Contributor Properties

Part II	Contributor Wells

Part III	Investments in Non-Affiliates

Part IV	Total Net Mineral Acres by State

Exhibit B	Registration Rights Agreement

Schedule A	Allocated Environmental Defect Values

ASSET CONTRIBUTION AGREEMENT
     THIS ASSET CONTRIBUTION AGREEMENT (this “Agreement”), dated as of March 31, 2007, is entered into by and among (i) NGP 2004 CO-INVESTMENT INCOME, L.P., a Texas limited partnership (“Co-Invest Income”), (ii) NGP CO-INVESTMENT INCOME CAPITAL CORP., a Texas corporation (“Co-Invest ICC”), (iii) NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P., a Delaware limited partnership (“NGPVII Co-Invest,” who along with Co-Invest Income and Co-Invest ICC are individually herein, a “Contributor” and collectively, the “Contributors”), and (iv) EAGLE ROCK ENERGY PARTNERS, L.P., a Delaware limited partnership (“Contributee”).
RECITALS
     WHEREAS, the Contributors own, directly or indirectly, certain assets and properties constituting the Assets (defined below);
     WHEREAS, subject to the terms and conditions of this Agreement, the Contributors desire to transfer and assign to Contributee, and Contributee desires to acquire from the Contributors, the Assets, in exchange for Contributee Units (as defined below);
     WHEREAS, the transfer of the Assets shall be treated as a contribution under Code Section 721(a) as more specifically provided herein;
     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
          1.1 Definitions. As used herein, the following terms shall have the following meanings:
     “AAA” has the meaning provided such term in Section 9.5.
     “Accountants” has the meaning provided such term in Section 7.4.
     “Acquisition Proposal” has the meaning provided such term in Section 6.6.

     “Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence or proceeding.
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Aggregate Basket Amount” has the meaning provided such term in Section 9.3(b).
     “Agreed Value” has the meaning provided such term in Section 2.3.
     “Agreement” has the meaning provided such term in the preamble to this Agreement.
     “Allocated Environmental Defect Value” means the dollar amount assigned to those Assets described in Exhibit A attached hereto that may be subject to an Environmental Defect.
     “Allocation” has the meaning provided such term in Section 7.1(b).
     “Arbitrator” has the meaning provided such term in Section 9.5.
     “Arbitrator’s Decision” has the meaning provided such term in Section 9.5.
     “Assets” means, as of the Effective Time, all of the right, title, and interest of the Contributors in and to (a) all of the oil, gas, and other minerals in and under and that may be produced from the lands described on Exhibit A attached hereto (the “Lands”), together with each and every kind and character of right, title, claim, and interest that the Contributors has in and to the Lands and any lands pooled, unitized, communitized, or consolidated therewith, whether such oil, gas, and other minerals be producing or not, or subject to an existing oil and gas lease or not, as of the Effective Time, including (i) all fee mineral interests, royalty interests, overriding royalty interests, and production payments, and other interests, similar or dissimilar to the foregoing; (ii) the production from any oil and gas wells located on the Lands, whether producing, not producing, shut-in, temporarily abandoned, or permanently abandoned (the “Wells”); (iii) any pools or units which include any Lands or Wells (the “Units”), and including all interest of the Contributors in production from any such Unit, whether such Unit production comes from Wells located on or off of the Lands; (b) all Contracts, Intellectual Property and Permits by which the Lands, Units, and/or Wells are bound, or that relate to or are otherwise applicable to the Lands, Units, and/or Wells, to the extent applicable to, useful for the ownership of, or benefiting in any manner, the Lands, Units, and/or Wells or the production of oil and gas and/or other minerals and products produced in association therewith from the Lands, Units, and/or Wells, but excluding any Contracts to the extent transfer is restricted by third-party agreement or applicable law and the necessary consents to transfer are not obtained; and (c) to the oil, gas, condensate, and other gaseous or liquid hydrocarbons (or any combination thereof) produced from or attributable to the Lands, Units, and/or Wells.
     “Assumed Liabilities” has the meaning provided such term in Section 2.1.
     “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the States of Texas and New York and that is not otherwise a federal holiday in the United States.
     “CERCLA” means the Federal Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.
     “Claim Notice” has the meaning provided such term in Section 9.4(a).
     “Claim Settlement Agreement” has the meaning provided such term in Section 9.4(d).
     “Closing” has the meaning provided such term in Section 2.8.
     “Closing Date” has the meaning provided such term in Section 2.8.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Units” means a common unit of limited partnership of Contributee, which are listed on the NASDAQ Global Market.
     “Consents” has the meaning provided such term in sub-section (m) of the definition of Permitted Liens.
     “Constituents of Concern” any substance defined as a hazardous substance, hazardous waste, hazardous material, pollutant or contaminant by any Environmental Law, any petroleum hydrocarbon or fraction thereof, friable asbestos, or polychlorinated biphenyls, the handling, storage, treatment or exposure of or to which is regulated under any Environmental Law.
     “Contract” means any legally binding agreement, commitment, lease, license or contract,

but excluding Plans.
     “Contributed Contract” has the meaning provided such term in Section 3.3
     “Contributee” has the meaning provided such term in the preamble to this Agreement.
     “Contributee GP” means Eagle Rock Energy G&P, LLC, a Delaware limited liability company in its capacity as the general partner of Eagle Rock Energy GP, L.P., a Delaware limited partnership, the general partner of Contributee.
     “Contributee Indemnified Parties” has the meaning provided such term in Section 9.2(a).
     “Contributee Units” means the Common Units issued pursuant to Section 2.2 hereof.
     “Contributor Indemnified Parties” has the meaning provided such term in Section 9.2(b).
     “Contributors” has the meaning provided such term in the preamble to this Agreement.
     “Conveyance” has the meaning provided such term in Section 2.8(b)(i) hereof.
     “Cost-Bearing Asset” means any Asset that requires Contributors to pay or be obligated to pay for any operating expenses (excluding severance and ad valorem Taxes) associated with the Wells or the production of hydrocarbons therefrom.
     “Data” means all files, records, and documentation including computer tapes, disks, or information on other electronic media of the Contributors pertaining to the Assets, including, without limitation, lease files, land files, well files, division order files, accounting files, legal records (excluding attorney/client privilege documents other than title opinions), production records, marketing records, gas and oil sales contract files, gas processing files, abstracts, title opinions, maps, land surveys, non-confidential logs, engineering data and reports, reserve studies and evaluations, and any geological and/or geophysical data which the Contributors have the right to convey under any applicable licensing agreements.
     “Defensible Title” means such title to the Assets which, subject to Permitted Liens, (a) in the case of each of the Wells identified in Part II of Exhibit A, entitles Contributors, individually or collectively, to receive a net revenue interest in production of oil or gas not less than that described in Part II of Exhibit A hereto for each of such Wells, (b) in the case of Lands that are not producing oil or gas as of the Effective Time, results in Contributors collectively owning at least the total number of “Net Mineral Acres” in each State as reflected in Part I of Exhibit A hereto, and in each of cases (a) and (b) above, being free and clear of all Encumbrances except for Permitted Liens. As used herein, “Net Mineral Acres” shall be computed separately for each tract of Land which is a part of the Assets, and shall be determined, for each such tract, by multiplying (a) the number of gross acres in such tract by (b) the undivided interest in oil and gas owned by Contributors
     “Direct Claim” has the meaning provided such term in Section 9.4(d).
     “Disclosure Schedules” means the schedules attached hereto.
     “Dollars” and “$” mean the lawful currency of the United States.
     “Effective Time” means 12:01 a.m. Central Time, on January 1, 2007.
     “Encumbrance” means any material title defect, mortgage, assignment, pledge, hypothecation, security interest, title or retention agreement, levy, execution, seizure, attachment, garnishment, deemed trust, lien, easement, option, right or claim of others, or charge or encumbrance of any kind whatsoever.
     “Environmental Claims Date” means April 20, 2007.
     “Environmental Defect” means any condition existing as of the date of this Agreement or the Closing on any Cost-Bearing Asset or the Brea Olinda Asset in Orange County, California, that is in material violation of any Environmental Laws existing as of the date of this Agreement or as of the Closing; provided, that no Environmental Defect may be claimed pursuant to this Agreement unless a Contributor has liability under Environmental Laws for such Environmental Defect.
     “Environmental Law” means all applicable Laws of any Governmental Authority relating to the protection of human health or the environment, including: (a) all requirements pertaining to liability for reporting, management, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of a Constituent of Concern; and (b) all limitations, restrictions, conditions, standards, prohibitions, obligations, and timetables contained therein or in any notice or demand letter to Contributors issued, entered, promulgated or approved thereunder. The term “Environmental Law” includes, without limitation, CERCLA, the Federal Water Pollution Control Act (which includes the Federal Clean

Water Act), the Federal Clean Air Act, the Federal Solid Waste Disposal Act (which includes the Resource Conservation and Recovery Act), the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, each as amended as of the date hereof, any regulations promulgated pursuant thereto, and any state or local counterparts.
     “Escrow Account” means the account maintained by the Escrow Agent and initially funded with the Escrow Deposit.
     “Escrow Agent” means Wells Fargo Bank (Texas), N.A.
     “Escrow Deposit” means 175,789 Contributee Units having a deemed value of $3,339,991 and shall be delivered to the Escrow Account in accordance with Section 2.4.
     “Escrow Income” has the meaning provided such term in Section 9.6(a).
     “Exchange Act” means the Securities and Exchange Act of 1934, as amended.
     “Final Agreed Value” has the meaning provided such term in Section 2.5(a).
     “Final Settlement Statement” has the meaning provided such term in Section 2.5(a).
     “GAAP” means generally accepted accounting principles of the United States, consistently applied.
     “Governmental Authority” means any federal, state, municipal, local or similar governmental authority, regulatory or administrative agency, court or arbitral body.
     “Imbalance” means any gas or other hydrocarbon production, pipeline, transportation or processing imbalance existing as of the Effective Time with respect to any of the Cost-Bearing Assets, together with any related rights or obligations as to future cash and/or gas or product balancing, as a result of Contributors having taken and sold for the account of the Contributors cumulative production which is greater or less than the Contributors’ share in cumulative production.
     “Indebtedness for Borrowed Money” means all obligations to any Person for borrowed money, including (a) any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit or (b) any guaranty with respect to indebtedness for borrowed money of another Person.
     “Indemnified Party” has the meaning provided such term in Section 9.4(a).

     “Indemnifying Party” has the meaning provided such term in Section 9.4(a).
     “Individual Basket Amount” has the meaning provided such term in Section 9.3(b).
     “Intellectual Property” means intellectual property rights, statutory or common Law, worldwide, including (a) trademarks, service marks, trade dress, slogans, logos and all goodwill associated therewith, and any applications or registrations for any of the foregoing; (b) copyrights and any applications or registrations for any of the foregoing; and (c) patents, all confidential know-how, trade secrets and similar proprietary rights in confidential inventions, discoveries, improvements, processes, techniques, devices, methods, patterns, formulae, specifications, and lists of suppliers, vendors, customers, and distributors.
     “IRS” means Internal Revenue Service of the United States.
     “Knowledge” (a) as to Contributors means the actual knowledge of those Persons listed in Section 1.1 of the Disclosure Schedules. A Person has “actual knowledge” of those matters which the individual involved could reasonably be expected to have as a result of undertaking an investigation of such a scope and extent as a reasonably prudent Person in a same or similar position or office would undertake concerning the particular subject matter.
     “Law” means any applicable statute, writ, law, rule, regulation, ordinance, order, judgment, injunction, award, determination or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement or on and as of the Closing Date, as applicable, unless the context otherwise clearly requires a different date, in which case on and as of such date.
     “Lien(s)” means any charges, pledges, options, mortgages, deeds of trust, hypothecations, or security interests.
     “Losses” has the meaning provided such term in Section 9.2(a).
     “Material Adverse Effect” means, with respect to any Person, any circumstance, change or effect that (a) is adverse to the business, operations (including results of operation), assets, prospects, liabilities or financial condition of such Person in an amount individually or in the aggregate, of $500,000 or more, or (b) that materially impedes the ability of such Person to complete the transactions contemplated herein, but shall exclude any circumstance, change or effect resulting or arising from: (i) any change in general economic conditions in the industries or markets in which the Contributors operates; (ii) seasonal reductions in revenues and/or earnings of the Contributors in the ordinary course of its business; (iii) any adverse change, event or effect on the global energy industry as a whole, including those impacting energy prices or the value of Assets; (iv) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) changes in Law, GAAP or the interpretation thereof; (vi) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby; or (vii) matters only to the extent such matters are reflected in the Preliminary Settlement Statement as of the Closing Date.
     “Montierra” means, collectively or individually, Montierra Minerals & Production, L.P., a Texas limited partnership, NGP Minerals, L.L.C., a Texas limited liability company, and NGP 2004 Income, L.P., a Texas limited partnership.
     “NASDAQ” means The NASDAQ National Stock Market, Inc.
     “Notice of Claim Dispute” has the meaning provided such term in Section 9.4(d).
     “Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.
     “Organizational Documents” means any charter, certificate of incorporation, articles of association, partnership agreements, limited liability company agreements, bylaws, operating agreement or similar formation or governing documents and instruments.
     “Parties” means Contributors and Contributee.
     “Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities; provided, right-of-way agreements and similar approvals are not included in the definition of Permits.
     “Permitted Liens” means:
     (a) terms, conditions, restrictions, exceptions, reservations, limitations and other matters contained in the contracts, agreements, instruments and other documents which pertain to, relate to or cover the Assets, or create or reserve to the Contributors its interest in the Assets, or to which the interest of the Contributors therein is subject, provided that the same do not reduce the interest in an Asset below that set forth in Part II or IV of Exhibit A for such Asset;
     (b) changes in the interest associated with the Assets or any of them, occurring after the Effective Time from any cause insofar as said changes are either reflected on the Exhibits attached hereto, or are described in the Contracts pertaining to the Assets;
     (c) any easements, rights-of-way, servitudes, permits and other rights in respect of surface operations, pipelines or the like, and easements for pipelines, power lines, and other similar rights-of-way, and encroachments, on, over or in respect of any of the Lands that do not unreasonably or materially interfere with the operation of the Lands for the exploration and production of hydrocarbons or related operations;
     (d) the terms and conditions of all production sales contracts, transportation agreements, pooling agreements, unitization agreements, operating agreements, processing agreements, and all other contracts, agreements, and instruments related to or utilized in connection with the Lands, or the production, storage, treatment, transportation, sale or disposal of oil, gas or other hydrocarbons, minerals or substances therefrom that do not operate to reduce the interest in an Asset below that set forth in Part II or IV of Exhibit A for such Asset;
     (e) defects or irregularities arising out of lack of corporate authorization, unless Contributee provides affirmative evidence that such corporate action was not authorized and results in another Person’s superior claim of title to the relevant Property;
     (f) defects or irregularities that have been cured or remedied by the passage of time, including, without limitation, applicable statutes of limitation or statutes for prescription, unless the defect or irregularity is of such a nature that a reasonably prudent Person would not rely on the passage of time to cure or remedy such defect or irregularity;
     (g) conventional rights of reassignment normally actuated by an intent to abandon or release a lease and requiring notice to the holders of such rights,
     (h) normal and customary Liens of co-owners under operating agreements, unitization agreements, and pooling orders relating to the oil and gas properties, which obligations are not yet due and pursuant to which Contributors are not in default;

     (i) all approvals required to be obtained from Governmental Authority that are owners of interests in the Land, Wells or Units (or who administer such interests on behalf of such owners) which are customarily obtained post-Closing;
     (j) all Liens against the Assets and/or the Contributors’ interest in the Assets held by banks or other financial or lending institutions assuming that all such Liens are released at or before Closing
     (k) Liens for Taxes which are not yet delinquent, or a mechanic’s or materialmen’s Lien (or other similar Lien), or a Lien under an operating agreement or similar agreement, to the extent the same relates to expenses incurred which are not yet delinquent, or Liens which will be released at or before Closing;
     (l) Requirements applicable to the transaction contemplated hereby for consents to assignment (“Consents”) and preferential rights to purchase (“Preferential Rights”) if, in the case of a Preferential Right, a waiver of such Preferential Right has been obtained or an appropriate tender of the applicable interest has been made to all parties holding such right and, with respect to each such party, either (A) the period of time required for such party to exercise such right has expired without such party exercising such right, or (B) such right has been exercised and the affected portion of the Assets has been excluded from the transactions contemplated hereby, or, in the case of a Consent, the document describing such Consent states that such Consent cannot be unreasonably withheld (or words similar thereto);
     (m) any other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects, or irregularities of any kind whatsoever affecting the Assets that individually or in the aggregate are not such as would materially adversely affect the ownership, value, or use of the Assets; and
     (n) any interest in the Assets that was purported to be conveyed by the Unrecorded Montierra Conveyances and which, as a result of one or more of such Unrecorded Montierra Conveyances being defective in whole or in part, is determined not to have been conveyed to Contributors and is still owned by Montierra, provided that, immediately prior to the Closing of this Agreement, any such interest will have been conveyed to NGP 2004 Income, L.P., pursuant to the closing of that certain Partnership Interests Contribution Agreement described below in Section 8.1(C).
     “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental

Authority or other entity of any kind.
     “Post-Effective Time Tax Period” means any Tax period (or a portion thereof) that is not a Pre-Effective Time Tax Period.
     “Pre-Effective Time Tax Period” means any Tax period (or a portion thereof) ending on or before the Effective Time.
     “Preferential Rights” has the meaning provided such term in sub-section (m) of the definition of “Permitted Liens.”
     “Preliminary Settlement Statement” has the meaning provided such term in Section 2.3.
     “Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contests, hearing, inquiry, inquest, audit, examination, investigation, challenge, controversy or dispute commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator.
     “Reasonable Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of material expense.
     “Regulations” means the Treasury Regulations, including Temporary Regulations, promulgated by the United States Treasury Department under the Code.
     “Representatives” means a Person’s directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and any representatives of those advisors).
     “SEC” means the United States Securities and Exchange Commission.
     “SEC Reports” has the meaning provided such term in Section 5.7.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Subsidiary” means, with respect to any Person, (a) any corporation, of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) any limited liability company, partnership, association or other business entity, of which a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons will be allocated a majority of limited liability company, partnership, association or other business entity gains or losses, or is or controls the managing member or general partner of such limited liability company, partnership, association or other business entity.
     “Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or otherwise.
     “Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, extensions, information returns, or other filing with respect to any Taxes provided to any Governmental Authority including any schedules or attachments thereto and any amendment thereof.
     “Third Party Claim” has the meaning provided such term in Section 9.4(a).
     “United States” means United States of America.
     “Unit Price” means $19.00 for each Contributee Unit.
     “Unrecorded Montierra Conveyances” means all unrecorded conveyances from Montierra to Contributors of interests in the Lands.
          1.2 Rules of Construction. All article, section, schedule and exhibit references used in this Agreement are to articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

     (a) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
     (b) With respect to the Contributors the term “ordinary course of business” will be deemed to refer to the ordinary conduct of the business in a manner consistent with the past practices and customs of the Contributors.
     (c) The Parties acknowledge that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
     (d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
     (e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.
     (f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
ARTICLE II
ACQUISITION & CONTRIBUTION; CLOSING
          2.1 Contribution of Assets; Assumption of Liabilities. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Contributors shall contribute, assign, transfer and convey to Contributee (or to an entity or entities wholly-owned, directly or indirectly, by Contributee which is or are disregarded for Federal income Tax purposes and to which Contributee shall, prior to Closing, have assigned in writing its rights, but not its obligations, hereunder), and Contributee, or its assignee(s), shall acquire from Contributors, the Assets, free and clear of any Liens other than Permitted Liens, and Contributee, or its assignee(s), shall assume all of the liabilities and obligations associated with the Assets from and after the Effective Time, provided with respect to Contracts it shall be an assumption of all of the liabilities and obligations other than those accruing or arising from a breach or default by the Contributors prior to the Effective Time (the “Assumed Liabilities”) .
          2.2 Issuance of Contributee Units at Closing. Subject to Section 2.4, in exchange for the contribution of the Assets and assumption of the Assumed Liabilities, at the Closing, Contributee shall deliver to Contributors, pro rata in accordance with their respective percentage ownership of the Assets as reflected in Section 2.2 of the Disclosure Schedule (which will be delivered by Contributors to Contributee on or prior to the Closing), the number of Common Units equal to the quotient of (i) the Agreed Value (as computed in accordance with Section 2.3), divided by (ii) the Unit Price (the “Contributee Units”).
          2.3 Computation of Agreed Value. For purposes of this ARTICLE II and the remainder of this Agreement, “Agreed Value” shall mean $66,800,000, increased and decreased as applicable, by the following amounts which shall be set forth on a settlement statement (the “Preliminary Settlement Statement”) prepared by the Contributors and agreed to by the Contributee prior to the Closing.
     (a) The Agreed Value shall be increased by an amount equal to the sum of the following amounts:
     (i) An amount equal to the costs and expenses that are (1) attributable to the Assets for the period after the Effective Time, whether paid before or after the Effective Time, and (2) paid by Contributors, including, without limitation, bond and insurance premiums paid by or on behalf of Contributors attributable to coverage for obligations or benefits extending beyond the Effective Time up to and including, but not beyond, the Closing Date;
     (ii) An amount equal to the proceeds received by Contributee for the sale of oil, gas or other minerals produced from the Assets before the Effective Time in storage or in pipelines on the Effective Time (excluding such production constituting line-fill in pipelines and such production below the outlet flange on storage tanks) net of all applicable taxes and royalties;

     (iii) The amount of all prepaid ad valorem, property, and similar Taxes and assessments based upon or measured by ownership of the Assets and attributable to periods of time after the Effective Time;
     (iv) Any amounts due to the Contributors as of the Effective Time with respect to any Imbalances existing at the Effective Time, such amounts to be determined by multiplying the Imbalance volume by $4.00 per MCF and then reducing such amount by any severance, production and other similar Taxes to be paid on such amount, and further reducing such amount by any penalties and other charges on the Imbalance;
     (v) An amount equal to the aggregate value of the Eagle Rock quarterly distribution, for the quarter ended March 31, 2007, that would have been paid to Contributors as the holders of the Contributee Units on the record date (had the Contributee Units been issued to Contributors prior to the record date), provided that for purposes of calculating this adjustment, Contributee Units shall mean the Contributee Units that would result if the Agreed Value was calculated taking into account all adjustments under this Section 2.3 other than this Section 2.3(a)(v); and
     (vi) Any other amount agreed upon by Contributee and Contributors.
     (b) The Agreed Value shall be decreased by an amount equal to the sum of the following amounts:
     (i) The amount of all proceeds received by the Contributors, net of all applicable Taxes actually paid, attributable to the Assets for periods of time after the Effective Time, excluding, however, proceeds attributable to production prior to the Effective Time;
     (ii) Any amounts due from the Contributors to other parties as of the Effective Time with respect to any Imbalances existing at the Effective Time, such amounts to be determined by multiplying the Imbalance volume by $4.00 per MCF and then reducing such amount by severance, production and other similar Taxes to be paid on such amount, and further reduced by any penalties and other charges on the Imbalance;
     (iii) An amount equal to the sum of any costs and expenses paid by

Contributee that are attributable to the Assets for periods prior to the Effective Time;
     (iv) An amount equal to all ad valorem, property, and similar Taxes and assessments based upon or measured by the ownership of the Assets that are unpaid as of the Closing Date and attributable to periods of time prior to the Effective Time, which amounts shall be computed based upon such Taxes and assessments for the calendar year in which the Effective Time occurs; provided that if such Taxes have not been actually assessed for such calendar year as of the Closing Date, such amounts will be initially computed based on such Taxes and assessments for the preceding Tax year, and will be subsequently adjusted based upon the actual Taxes for the current calendar year once those amounts are assessed;
     (v) An amount equal to the aggregate sum of all downward adjustments made for Environmental Defects pursuant to Section 2.6 below; and
     (vi) Any other amount agreed upon by Contributors and Contributee.
          2.4 Escrow Deposit. The Contributee Units to be delivered at Closing pursuant to Section 2.2 shall be reduced by the Escrow Deposit, which shall be delivered to the Escrow Agent at the Closing and will be available to satisfy any amounts owed by Contributors to Contributee, if any, under this Agreement in accordance with an Escrow Agreement to be mutually agreed upon by the parties hereto prior to Closing and with substantially the terms set forth in this Agreement; provided, however, that Contributors shall have the right to vote any Contributee Units. Cash distributions attributable to any Contributee Units which are held in the Escrow Account will become a part of the Escrow Deposit. Contributors shall be responsible for all Taxes with respect to any cash distributions attributable to such Contributee Units, provided, however, if any Contributee Units are released from the Escrow Deposit as a result of any Loss suffered by Contributee as permitted under ARTICLE IX hereof, Contributee shall reimburse Contributors, on an after-Tax basis analogous to that described in Section 7.3, for any Taxes actually paid or incurred by Contributor which are attributable to such released Contributee Units.
          2.5 Determination of Final Agreed Value; Post-Closing Adjustments; and Post-Closing Remittance Obligations.
          (a) Contributors shall, within one hundred twenty (120) days after the Closing

Date, prepare and submit for Contributee’s review, in accordance with this Agreement and with generally accepted accounting principles consistently applied, a statement (the “Final Settlement Statement”) setting forth each adjustment to the Agreed Value necessary to determine the Final Settlement Statement and showing the calculation of such adjustments (the “Final Agreed Value”). The Parties shall undertake to agree on the Final Settlement Statement and the Final Agreed Value no later than one hundred fifty (150) days after the Closing Date with respect to all of the Assets. If the Final Agreed Value is more than the Agreed Value, Contributee shall pay such difference to Contributors (in accordance with the percentage ownership of Assets specified in Section 2.2 of the Disclosure Schedule) in additional Contributee Units within five (5) Business Days after the Parties have agreed upon the Final Settlement Statement, with no portion of said additional issuance of Contributee Units being subject to or becoming part of the Escrow Deposit. If the Final Agreed Value is less than the Agreed Value, Contributors shall, at Contributors’ sole election, either (i) pay the amount of such difference to Contributee by wire transfer in immediately available funds (by Contributors, in accordance with the percentage ownership of Assets specified in Section 2.2 of the Disclosure Schedule) or (ii) forfeit to Contributee that number of Contributee Units held in the Escrow Deposit equal to the quotient of (A) the amount of the difference between the Final Agreed Value and the Agreed Value, divided by (B) the Unit Price, within five (5) Business Days after the Parties have agreed upon the Final Settlement Statement. If Contributors and Contributee cannot agree upon the Final Settlement Statement, Deloitte & Touche, LLP, or such other nationally recognized accounting firm as may be accepted by both Contributee and Contributors, shall act as an arbitrator and decide all points of disagreement with respect to the Final Settlement Statement, whose decisions shall be binding upon the parties. The costs and expenses of such accounting firm shall be borne fifty percent (50%) by Contributors and fifty percent (50%) by Contributee.
     (b) After the Final Settlement Statement and the Final Agreed Value have been computed and agreed upon (or settled by Deloitte & Touche pursuant to Section 2.5(a)), then any additional amounts which are received by either Contributors or Contributee on account of production with respect to the Assets after the Effective Time, or prior to the Effective Time, respectively, and which were not taken into account in calculation of the Final Settlement Statement and Final Agreed Value, shall be remitted within fifteen (15) Business Days by Contributors, or Contributee, respectively, to Contributee, or Contributors, respectively, and any such remittance by Contributee to Contributors shall be paid in accordance with the percentage ownership of Assets specified in Section 2.2 of the Disclosure Schedule.
     2.6 Environmental Defect; Limitation on Environmental Adjustments.
     (a) Contributee may give Contributors written notice of Environmental Defects on or before 5:00 p.m. Central Time on the Environmental Claims Date. Such notice shall be in writing and shall include: (i) a description of the Environmental Defect, the individual Asset it pertains to with all supporting documentation reasonably necessary to fully describe the basis for the Environmental Defect, (ii) the amount of the Allocated Environmental Defect Value assigned to such Asset, (iii) the cost to remedy such Environmental Defect and (iv) Contributee’s proposed remedy with respect to such Environmental Defect, including the amount by which Contributee would propose to adjust the Agreed Value applicable to such Environmental Defect. All Environmental Defects with respect to which Contributee fails to so give Contributors notice by the Environmental Claims Date will be deemed waived for all purposes. Within thirty (30) days after the Environmental Claims Date, Contributors may attempt to cure or remove any Environmental Defect asserted by Contributee. If an Environmental Defect is neither cured nor waived in writing by Contributee within such thirty (30) day period, then Contributee and Contributors shall attempt to agree on (i) the cost of remedying such Environmental Defect and (ii) the number of Contributee Units that will be subtracted from the amount set forth in Section 2.2 as an adjustment to the Agreed Value to cover such cost amount. If Contributee consents, Contributors may retain the obligation of any Environmental Defect and elect to challenge the validity of any such Environmental Defect or any portion thereof, and Contributee shall extend reasonable cooperation to Contributors in such efforts at no risk or expense to Contributee. If the Parties are unable to agree upon such an Agreed Value adjustment prior to Closing, then either (i) if Contributors and Contributee so agree, Contributors shall forever indemnify, defend, and hold harmless Contributee against all losses, costs, expenses, and liabilities with respect to such Environmental Defect or (ii) subject to the option of Contributors set forth below, the amount of the adjustment shall (x) be exclusively and finally resolved by arbitration pursuant to this Section 2.6 and (y) not be a part of the adjustment of the Agreed Value at Closing but shall be a part of the determination of the Final Agreed Value.
     (b) There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years experience in oil and gas environmental matters in the State in which a plurality of the affected Assets are located as selected by mutual agreement of Contributee and Contributors within sixty (60) days after the Environmental Claims Date, or, absent such agreement of Contributee and Contributors, selected by the Houston office of the American Arbitration Association (the “Environmental Arbitrator”). Unless otherwise agreed by the Parties, the arbitration proceeding shall be held in Houston, Texas, and shall be conducted in accordance with the provisions of the TEXAS GENERAL ARBITRATION ACT, TEXAS CIVIL PRACTICE AND REMEDIES CODE, §§171.001, et seq., to the extent such rules do not conflict with the terms of this Section. The Environmental Arbitrator’s determination shall be made within twenty (20) business days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 2.6 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested third parties to advise him. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific adjustment and may not award damages, interest, or penalties to any Party with respect to any matter. Contributors and Contributee shall each bear their own legal fees and other costs of presenting its case. Contributors and Contributee shall each bear one-half of the costs and expenses of the Environmental Arbitrator. In the event the Environmental Arbitrator determines (i) that a valid Environmental Defect exists, (ii) there should be a reduction in the amount of Agreed Value as a result of such Environmental Defect and (iii) the amount of such reduction, Contributors shall have the sole option to either (x) agree to such Agreed Value reduction as determined by the arbitrator or (y) exclude and retain the Asset affected by such Environmental Defect from the transaction contemplated hereby, in which case the Agreed Value will be reduced by the Allocated Environmental Defect Value for such affected Asset.
     (c) If the Agreed Value reduction with respect to a particular Environmental Defect which would result from the above provided for procedure does not exceed $25,000.00, no adjustment shall be made for such Environmental Defect. If the Agreed Value reduction which would result from the above provided for procedure, as applied to all Environmental Defects for which an adjustment is to be made does not exceed three percent (3%) of the Agreed Value, then no adjustment of the Agreed Value shall occur, and none of the Assets which would be excluded by such procedure shall be excluded. If the Agreed Value reduction which would result from the above provided for procedure, net after application of all Environmental Defects for which an adjustment is to be made, exceeds three percent (3%) of the Agreed Value, the Agreed Value shall be adjusted by the amount such reduction or increase exceeds three percent (3%) of the Agreed Value.
          2.7 Tax Treatment of Adjustments to Agreed Value and Payments. For Tax purposes, the parties agree to treat all payments made under Section 2.2, Section 2.5, and Section 2.6, or under any indemnity provisions contained in this Agreement, or for breaches of representations, warranties, covenants or agreements, as adjustments to the consideration for the Assets.
          2.8 The Closing.
     (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Thompson & Knight LLP, 333 Clay Street, Suite 3300, Houston, Texas 77002, commencing on the earlier to occur of (i) April 30, 2007; (ii) the third (3rd) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article VIII; or (iii) such other date as permitted in this Agreement or as Contributee and Contributors may mutually determine (the date on which the Closing occurs is referred to herein as the “Closing Date”).
     (b) At the Closing:
     (i) Contributors shall execute, acknowledge and deliver to Contributee, or its designee, a conveyance of the Assets (the “Conveyance”), in a form mutually agreed to by and between Contributor and Contributee which (A) contains a warranty of title by, through and under Contributors but not otherwise, (B) includes, to the extent transferable and permitted by law, the benefit of and the right to enforce the covenants, representations, and warranties, if any, that Contributors are entitled to enforce with respect to the Assets, and (C) reflects that Contributee shall assume the Assumed Liabilities, with such additional terms, provisions and modifications as may be mutually agreed to by Contributors and Contributee, effective as to runs of oil and deliveries of gas and for all other purposes as of the Effective Time;
     (ii) If Contributee so requests, Contributors will execute and deliver to Contributee an affidavit or other certification that Contributors are not a “foreign person” within the meaning of Section 1445 (or similar provisions) of the Internal Revenue Code of 1986 as amended (i.e., Contributors are not a non resident alien, foreign corporation, foreign partnership, foreign trust or foreign estate as those terms are defined in such code and regulations promulgated thereunder);
     (iii) Contributor shall, if requested by Contributee, execute and deliver to Contributee letters in lieu of transfer orders (or similar documentation), in form acceptable to both Parties; and
     (iv) Contributors and Contributee shall each execute and deliver to the other such other certificates, instruments of conveyance and documents as may be reasonably requested by one or more of the Parties to carry out the intent and purposes of this Agreement.
          2.9 Transition of Certain Accounting Matters. With respect to each Asset with respect to which Contributors are disbursing proceeds of production attributable to other parties entitled thereto, (i) Contributors shall continue to receive such proceeds of production up to the end of the month in which Closing occurs and, to the extent it actually receives such proceeds, shall be responsible for making disbursements, in accordance with its normal procedures (and at normal times), of such proceeds of production to the parties entitled to same, with any such proceeds of production thereafter received by Contributors to be promptly forwarded to Contributee (who shall thereafter account for same to the parties entitled thereto) and (ii) Contributors shall, as promptly as possible after Closing, deliver to Contributee (A) a copy of its “pay list” for each such property and (B) a list of all parties for whom it is holding in suspense proceeds of production and (C) a check (which shall be delivered within thirty (30) days after the end of the month in which Closing occurs in an amount equal to all suspended funds. Following delivery of the materials referred to in clause (ii), Contributee shall become responsible for all disbursements of proceeds of production (including, without limitation, disbursements made by Contributors on Contributee’s behalf and suspense and other disbursements attributable to periods prior to the Effective Date) and such disbursement activities shall be included in the matters which Contributee assumes, and indemnifies Contributors with respect to, under Section 9.2(b) below. It is understood and agreed that Contributors does not represent or warrant to Contributee the accuracy of the “pay lists” so delivered.
          2.10 Notifications by Contributee. Notifications by Contributee. Immediately after the Closing, Contributee shall notify all applicable operators, non-operators, oil and gas purchasers, and government agencies that it has purchased the Assets.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE ASSETS
     Except as set forth on the Disclosure Schedules delivered by Contributors to Contributee at or prior to the execution and delivery of this Agreement, each Contributor, jointly and severally, represents and warrants to Contributee as follows:
          3.1 Litigation. No Contributor is (a) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or, (b) a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, with respect to the Assets. To the Knowledge of Contributors, no such action, suit, proceeding, hearing or investigation has been threatened against any Contributors.
          3.2 Cost-Bearing Assets. Section 3.2 of the Disclosure Schedule contains a complete list of all of the Cost-Bearing Assets.
          3.3 Contracts.
     (a) Section 3.3 of the Disclosure Schedule contains a true and complete listing of the Contracts that is included as part of the Assets (the “Contributed Contracts”):
     (b) pursuant to Section 6.2, true and complete copies of all Contributed Contracts will be made available to Contributee.
     (c) Each Contract (other than such Contributed Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged by the Contributors or a party thereto prior to the Closing) (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the Contributors and, to the Knowledge of Contributors, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. No Contributor is in breach of any Contributed Contract, and has received any written or, to the Knowledge of Contributors, oral notice of termination or breach of any Contributed Contract.
          3.4 Intellectual Property. The Contributors own or have the right to use pursuant to license, sublicense, agreement or otherwise all items of Intellectual Property required in the operation of the Assets, (b) no party has asserted in writing against any Contributor a claim that such Contributor is infringing on the Intellectual Property of such third party and (c) to the Knowledge of Contributors and the Contributors, no third party is infringing on the Intellectual Property owned by any Contributor. Section 3.4 of the Disclosure Schedules sets forth a list of all Intellectual Property that is included as part of the Assets. All Data relating to, or in any way affecting, the Assets has been (or will have been prior to Closing) made available to Contributee for inspection and/or copying, and all files to be furnished or made available to Contributee by Contributors hereunder are the complete files and were maintained by Contributors in the course of their ownership of the Assets.
          3.5 Compliance with Laws; Permits.
     (a) Each Contributor is in compliance with all Laws applicable to ownership and operation of the Assets.
     (b) To the Knowledge of Contributors, the Wells that are Cost-Bearing Assets have been and are currently operated in compliance with all Laws issued or promulgated by all Governmental Authorities having jurisdiction with respect to the Assets.
     (c) To the Knowledge of the Contributors (i) each Contributor possesses all Permits necessary to own and operate its respective Assets as currently owned and operated, and (ii) all such Permits are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Contributors and the Contributors, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension, or adverse modification thereof. To the Knowledge of the Contributors, each Contributor has complied with all requirements and has taken all actions necessary to obtain and maintain the applicable Permits in full force and effect.
          3.6 Defensible Title. Contributors, individually or collectively, have Defensible Title to the Assets.
          3.7 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by any Contributor.
          3.8 Preferential Rights. None of the Assets (or any portion thereof) is subject to any Preferential Rights, restrictions on assignment, or required third-party consents to assignment, which may be applicable to the transactions contemplated by this Agreement.

          3.9 Production Balances. No party is entitled to “make-up” or otherwise receive deliveries of production attributable to the Contributors’ interest in the Assets at any time after the Effective Time without paying at such time the full contract price therefor, and there are no Imbalances that allow any party to “make-up” production at any time after the Effective Time under any operating agreement, gas balancing and storage agreement, gas transportation or exchange agreement, gas processing or dehydration agreement, or other similar agreements relating to the Assets has not sold or assigned any easement, in whole or in part, or any undivided interest therein to any party whatsoever.
          3.10 Illegal Payments. None of the Contributors or any director, officer, employee, or agent of the Contributors has, directly or indirectly, paid or delivered any fee, commission, or other sum of money or item of property however characterized to any broker, finder, agent, government official, or other person, in the United States or any other country, in any manner related to the business or operations of the Contributors, which the Contributors or any such director, officer, employee, or agent knows or has reason to believe to have been illegal under any applicable Law.
          3.11 Unrecorded Montierra Conveyances. Section 3.11 of the Disclosure Schedule contains a full and complete list of all of the Unrecorded Montierra Conveyances.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO CONTRIBUTORS
     Each Contributor jointly and severally represent and warrant to Contributee as follows:
          4.1 Organization of Contributors. Each of Co-Invest Income and Co-Invest ICC is duly organized, validly existing and in good standing under the Laws of the state of Texas. NGPVII Co-Invest is duly organized, validly existing and in good standing under the Laws of the State of Delaware.
          4.2 Authorization; Enforceability. Each Contributor has full capacity, power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by each Contributor, and this Agreement constitutes a valid and binding obligation of such Contributor, enforceable against such Contributor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
          4.3 Taxes. Except as set forth in the Disclosure Schedules, (a) there are no Liens on any of the Assets that arose in connection with any failure to pay any Tax (other than Permitted Liens), (b) no Contributor is a “foreign person” within the meaning of Section 1445 of the Code and the Regulations promulgated thereunder, and (c) ninety percent (90%) or more of the income projected to be generated by the Assets during calendar year 2007 is expected to be “qualifying income” within the meaning of Code Section 7704(d).
ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO CONTRIBUTEE
     Contributee hereby represents and warrants to Contributors as follows:
          5.1 Organization. Contributee is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware.
          5.2 Authorization; Enforceability. Contributee has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The Conflicts Committee of the Contributee GP has (i) determined that the transactions contemplated by this Agreement and the terms and conditions hereof are fair and reasonable to Contributee; (ii) provided all necessary approvals to the Board of Directors of the Contributee GP as required by the Amended and Restated Limited Partnership Agreement of Contributee dated October 27, 2006 and the Conflicts Committee Charter of the Contributee GP; and (iii) recommended to the Board of Directors of the Contributee GP that the transactions contemplated by this Agreement be approved and authorized. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Contributee and the Board of Directors of the Contributee GP, and no other limited partnership proceeding on the part of Contributee or the Contributee GP is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Contributee, and this Agreement constitutes a valid and binding obligation of Contributee, enforceable against Contributee in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     5.3 No Conflict; Consents. The execution and delivery of this Agreement by

Contributee and the consummation of the transactions contemplated hereby by Contributee do not and shall not:
     (a) violate any Law applicable to Contributee or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;
     (b) violate any Organizational Document of Contributee; or
     (c) require any filing with or permit, consent or approval of, or the giving of any notice to, any Person.
          5.4 Litigation. As of the date of this Agreement (a) there are no lawsuits or actions before any Governmental Authority pending or threatened in writing against Contributee that would reasonably be expected to have a Material Adverse Effect on the ability of Contributee to perform its obligations under this Agreement and (b) there are no orders or unsatisfied judgments from any Governmental Authority binding upon Contributee that would reasonably be expected to have a Material Adverse Effect on the ability of Contributee to perform its obligations under this Agreement.
          5.5 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by any Contributor.
          5.6 Independent Investigation. Contributee and its representatives have undertaken an independent investigation and verification of the business, operations and financial condition of the Contributors. Except for the representations and warranties made by Contributors in this Agreement or in any certificate or written statement furnished or to be furnished to Contributee pursuant to this Agreement or in connection with the transactions contemplated hereby, the Contributee acknowledges that there are no representations or warranties, whether oral or written, express or implied, as to the condition (financial or otherwise), assets, liabilities, operations, business or prospects of each Contributor, as to the accuracy or completeness of information obtained by Contributee during its investigation of each Contributor, and in entering into and performing this Agreement, Contributee has relied and will rely solely upon its independent investigation of, and judgment with respect to, the Assets.
          5.7 SEC Filings. Contributee has heretofore filed all forms, reports, registration statements, definitive proxy statements, schedules and other materials with the SEC required to be filed pursuant to the Exchange Act or other federal securities Laws since October of 2006 (the “SEC Reports”). As of their respective dates, or, if applicable, the dates such SEC Reports were amended prior to the date hereof, the SEC Reports (including, without limitation, all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with all applicable requirements (including but not limited to the Sarbanes-Oxley Act to the extent then in effect and applicable) of the Securities Act or the Exchange Act, as applicable, and other federal securities Laws as of the date thereof. The SEC Reports, when filed and as amended from time to time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward looking statements, or the completeness of any information furnished by Contributee to the SEC solely for purposes of complying with Regulation FD promulgated by the SEC under the Exchange Act or other information that is treated by SEC regulations as not being “filed” for the purposes of the Exchange Act.
          5.8 Taxes. Except as set forth in the Disclosure Schedules, (a) all Tax Returns required to be filed by the Contributee have (and as of the Closing Date will have) been timely filed (taking into account any extension of time to file granted or obtained) for all Taxable periods and such returns are correct in all material respects, except where any such failure to file would not have a Material Adverse Effect on the Contributee, (b) all Taxes due on such Tax Returns have been paid, will be timely paid prior to the Closing Date or are adequately reserved against in the Contributee’s financial statements, (c) there are no Liens on any of the Assets of the Contributee that arose in connection with any failure to pay any Tax (other than Permitted Liens), (d) there is no claim or adjustment with respect to Contributee pending by any Governmental Authority in connection with any Tax of Contributee for a period on or before the Effective Time, (e) no Tax Returns of Contributee are under audit or examination by any Governmental Authority, (f) there are no agreements or waivers currently in effect that provide for an extension of time with respect to the filing of any Tax Return of Contributee (other than income Tax Returns) or the assessment or collection of any Tax, (g) to the Knowledge of the Contributee, no claim has been made by any Governmental Authority in a jurisdiction where the Contributee does not file a Tax Return that the Contributee is or may be subject to taxation in that jurisdiction, (h) the Contributee has complied with all applicable Laws relating to the payment and withholding of Taxes, and has duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid under all applicable Laws, and (i) for each taxable year of the Contributee beginning with 2006, ninety percent (90%) or more of the Contributee’s gross income has been or is reasonably expected to be “qualifying income” within the meaning of Code Section 7704(d).
ARTICLE VI
COVENANTS
          6.1 Conduct of Business.
     (a) From the date of this Agreement through the Closing, Contributors shall operate their business in the ordinary course and, without limiting the generality or effect of the foregoing, Contributors will use their Reasonable Efforts to preserve intact its business and its relationships with customers, suppliers, and others having business relationships with the Contributors, in each case in all material respects.
     (b) Without limiting the generality or effect of Section 6.1(a), prior to the Closing, no Contributor shall take any action to:
     (i) liquidate, dissolve, recapitalize or otherwise wind up its business;
     (ii) sell, assign, transfer, lease or otherwise dispose of any material non-current assets except pursuant to the terms of a Contributed Contract or this Agreement;
     (iii) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than extensions of credit to customers in the ordinary course of business or in accordance with the terms of a Contributed Contract or this Agreement); or
     (iv) agree, whether in writing or otherwise, to do any of the foregoing.
          6.2 Access. From the date hereof through the Closing, Contributors shall afford to Contributee and its authorized Representatives reasonable access, during normal business hours, and such hours outside of normal business hours as Contributee may reasonably request, and in such manner as not to unreasonably interfere with normal operation of the business, to the properties, books, contracts, records and appropriate officers and employees of the Contributors, and shall furnish such authorized Representatives with all operating data and other information concerning the affairs of the Contributors as Contributee and such Representatives may reasonably request. Contributors shall have the right to have a Representative present at all times during any such inspections, interviews and examinations.

Notwithstanding the foregoing, Contributee shall have no right of access to, and Contributors shall have no obligation to provide to Contributee, information relating to (i) bids received from others in connection with the transactions contemplated by this Agreement (or similar transactions) and information and analyses (including financial analyses) relating to such bids; (ii) any information the disclosure of which would jeopardize any privilege available to the Contributors relating to such information or would cause the Contributors to breach a confidentiality obligation; or (iii) any information the disclosure of which would result in a violation of Law. Contributee and Contributors shall cooperate to ensure that the provision of access hereunder to Contributee and its authorized Representatives shall comply in all respects with the FERC’s Standards of Conduct for Transmission Providers set forth in 18 C.F.R. Part 37, et al. CONTRIBUTEE RECOGNIZES AND AGREES THAT ALL MATERIALS MADE AVAILABLE TO IT IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, OTHER THAN AS EXPRESSLY SET FORTH IN THIS AGREEMENT. EXCEPT FOR AND WITHOUT ANY LIMITATION WHATSOEVER ON THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN ANY CERTIFICATE OR WRITTEN STATEMENT FURNISHED, OR TO BE FURNISHED TO CONTRIBUTEE PURSUANT TO THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, NO WARRANTY OF ANY KIND IS MADE BY CONTRIBUTORS AS TO THE INFORMATION SUPPLIED TO CONTRIBUTEE OR WITH RESPECT TO THE ASSETS AND INTERESTS TO WHICH THE INFORMATION RELATES, AND CONTRIBUTEE EXPRESSLY AGREES THAT ANY CONCLUSIONS DRAWN THEREFROM SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT. ALL SUCH INFORMATION OBTAINED BY CONTRIBUTEE OR CONTRIBUTEE’S AUTHORIZED REPRESENTATIVES SHALL BE MAINTAINED BY CONTRIBUTEE OR CONTRIBUTEE’S AUTHORIZED REPRESENTATIVES IN STRICT CONFIDENCE, AND SHALL BE USED BY CONTRIBUTEE SOLELY IN CONNECTION WITH ITS EVALUATION OF THE ASSETS AND INTERESTS, AND SHALL NOT BE DISCLOSED TO ANY OTHER PARTY, PRIOR TO CLOSING, WITHOUT CONTRIBUTORS’ PRIOR WRITTEN CONSENT. SUCH ACCESS, EXAMINATION AND INSPECTION SHALL BE AT CONTRIBUTEE’S SOLE RISK, COST AND EXPENSE AND CONTRIBUTEE WAIVES AND RELEASES ALL CLAIMS AGAINST CONTRIBUTORS AND CONTRIBUTOR INDEMNIFIED PARTIES ARISING IN ANY WAY THEREFROM

OR IN ANY WAY CONNECTED. CONTRIBUTEE SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS CONTRIBUTORS AND CONTRIBUTOR INDEMNIFIED PARTIES FROM ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES (INCLUDING, WITHOUT LIMITATION, COURT COSTS AND ATTORNEYS FEES), OR LIENS OR ENCUMBRANCES FOR LABOR OR MATERIALS, ARISING OUT OF OR IN ANY WAY CONNECTED WITH SUCH MATTERS, EXCEPTING ANY SUCH MATTERS WHICH ARISE AS A RESULT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF CONTRIBUTORS OR CONTRIBUTOR INDEMNIFIED PARTIES. THE FOREGOING RELEASE AND INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SINGLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY. THE PARTIES HERETO AGREE THAT THE FOREGOING COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.
          6.3 Third Party Approvals. Contributee and Contributors shall (and shall each cause their respective Affiliates to) use Reasonable Efforts to obtain all material consents and approvals of third parties that any of Contributee, the Contributors, or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby.
          6.4 Books and Records. From and after the Closing, Contributee shall preserve and keep a copy of all books and records relating to the business or operations of the Contributors on or before the Closing Date in Contributee’s possession for a period of at least five (5) years after the Closing Date. After such five (5) year period, before Contributee shall dispose of any such books and records, Contributee shall give Contributors at least ninety (90) days’ prior notice to such effect, and Contributors shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as Contributors may select. Contributee shall provide to Contributors, at no cost or expense to Contributors, full access to such books and records as remain in Contributee’s possession and full access to the properties and employees of Contributee and the Contributors in connection with matters relating to the business or operations of the Contributors on or before the Closing Date and any disputes relating to this Agreement.
          6.5 Permits. The Contributors shall provide all notices and otherwise take all actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the transactions contemplated by this Agreement. The Contributors shall cooperate with Contributee to provide information necessary to apply for such Permits.
          6.6 Acquisition Proposals. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, none of the Contributors, or any Affiliate thereof shall, directly or indirectly, (i) solicit, initiate, or knowingly encourage any Acquisition Proposal (defined below) or (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Contributors to, any Person that is considering making or has made an Acquisition Proposal. The Contributors and their Affiliates shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal and shall promptly request each such Person who has heretofore entered into a confidentiality agreement in connection with an Acquisition Proposal to return to Contributors all confidential information heretofore furnished to such person by or on behalf of any of Contributors. If any of Contributors or any of their respective Affiliates shall hereafter receive any Acquisition Proposal, Contributors shall immediately communicate the terms of such proposal to Contributee. The term “Acquisition Proposal,” as used herein, means any offer or proposal for, or any indication of interest in, a merger, sale consolidation or other business combination involving the Contributors or the Assets or the acquisition of any equity interest in the Contributors, other than the transactions contemplated by this Agreement.
          6.7 Financial Statements. Contributors shall use commercially reasonable efforts to assist Contributee in preparing financial statements in such form and covering such periods as may be required by any applicable securities Laws to be filed with the SEC by Contributee as a result of the transactions contemplated by this Agreement and the acquisition of the Assets.
          6.8 Representation Letters. Contributors shall use its commercially reasonable efforts to cause the independent public accountants of the Contributors to provide any consent necessary to the filing of such financial statements with the Securities and Exchange Commission and to provide such customary representation letters as are necessary in connection therewith.

ARTICLE VII
TAX MATTERS
          7.1 Character and Treatment of Transaction.
     (a) Contribution Transaction. Contributee and Contributors agree to treat the contribution of the Assets pursuant to Section 2.1 and Section 2.2 as a contribution by Contributors to the Contributee in exchange for Contributee Units pursuant to Code Section 721(a) and the Regulations promulgated thereunder.
     (b) Valuations and Allocations. The parties shall agree to an allocation of the Agreed Value among the Assets prior to the Closing Date (the “Allocation”).
     (c) Allocation Consistency. Contributors and Contributee shall report the transactions contemplated hereby on all Tax Returns, including, but not limited to, for purposes of future allocations under Code Section 704(c), in a manner consistent with the Allocation. If, contrary to the intent of the parties hereto as expressed in this Section 7.1(c), any Taxing authority makes or proposes an allocation different from the Allocation, Contributors and Contributee shall cooperate with each other in good faith to contest such Taxing authority’s allocation (or proposed allocation), provided, however, that, after consultation with the party (or parties) adversely affected by such allocation (or proposed allocation), the other party (or parties) hereto may file such protective claims or Tax Returns as may be reasonably be required to protect its (or their) interests.
          7.2 Post-Closing Tax Covenants. Contributee covenants that until the earlier of (i) two (2) years following the Closing Date or (ii) the date that all of the Contributee Units transferred pursuant to Section 2.2 have been sold in a transaction resulting in a basis adjustment under Code Section 743 for the benefit of the transferee, that Contributee and its Affiliates will not dispose of any of the Assets acquired by Contributee pursuant to Section 2.1 if any such disposition or series of dispositions would accelerate any “built-in gain” (as defined in Regulation 1.704-3(a)(3)(ii)) in any such Asset with respect to the Contributee Units transferred to the Contributors pursuant to Section 2.2; provided, however, that Contributee may sell or dispose of any such Assets provided Contributee indemnifies the applicable Contributor for any such accelerated built-in gain allocable to such Contributor. Any such indemnification payment (Y) shall equal an amount obtained by dividing the amount of Tax payable by the ultimate partners of the Contributors resulting from such accelerated built-in gain (X) by the fraction obtained by subtracting from 1 the percentage (expressed as a number) equal to the highest marginal Federal income tax rate applicable to individuals for the year such built-in gain is recognized (for example, if the highest such tax rate is 35%, the number would be .35) (here Z). Thus, the amount of such indemnification payment (Y) may be derived by the following formula:
Y = X/1 – Z
Any disputes regarding the amount of such indemnification payment shall be resolved as set forth in Section 7.4 below.
          7.3 Transfer Taxes. Contributors and Contributee shall be jointly responsible for state or local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement.
          7.4 Disputes over Tax Provisions. If the Parties cannot agree, after good faith consultation, on the calculation of any Taxes that would result in a payment hereunder by one to the other or an adjustment of the Agreed Value, then each Party shall deliver simultaneously to BDO Seidman, LLP (or if such firm is unwilling or unable to serve, another nationally recognized accounting firm mutually agreed on by the Parties, the accounting firm ultimately chosen being referred to herein as the “Accountants”) such work papers and other reports and information relating to the disputed matter(s) as the Accountants may request and shall be afforded the opportunity to discuss the disputed matter(s) with the Accountants. The Accountants shall have thirty (30) days to carry out a review and prepare a written statement of its determination regarding the disputed matter(s) (including a statement regarding the Accountants’ determination of the prevailing Party in any such disputed matter) which determination shall be final and binding upon the Parties. Any fees and expenses of the Accountants incurred in resolving the disputed matter(s) shall be borne equally by the Parties.
          7.5 Limitations on Indemnity. Except with regard to the indemnity provided by Section 7.2 above, this ARTICLE VII shall be expressly subject to the limits on indemnity set forth in ARTICLE IX hereof.

ARTICLE VIII
CONDITIONS TO CLOSING
          8.1 Conditions to Obligations of Contributee. The obligation of Contributee to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Contributee:
     (a) Representations, Warranties and Covenants of Contributors. (i) Each of the representations and warranties of Contributors made in this Agreement will be true and correct in all material respects as of the date of this Agreement and as of the Closing (as if made anew at and as of the Closing), except that, to the extent any such representation or warranty is qualified by materiality or Material Adverse Effect, such representation or warranty shall be true and correct in all respects, (ii) Contributors shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Contributors on or before the Closing, and ((iii) Contributors shall have delivered to Contributee a certificate, dated the Closing Date, certifying that the conditions specified in this Section 8.1(a) have been fulfilled;
     (b) Third Party Consents; Governmental Approvals. All consents, approvals or waivers, if any, disclosed on any schedule to this Agreement or otherwise required in connection with the consummation of the transactions contemplated by this Agreement have been received. All of the consents, approvals, authorizations, exemptions and waivers from Governmental Authorities that will be required to enable Contributee to consummate the transactions contemplated by this Agreement have been obtained;
     (c) Montierra Agreement. Contributee shall have entered into a Partnership Interest Contribution Agreement with Montierra pursuant to which Contributee will acquire all right, title and interest in and to the partnership interest of NGP 2004 Income, L.P., all as more particularly described therein and the closing of such Partnership Interest Contribution Agreement will occur immediately prior to the Closing of this Agreement;
     (d) No Injunction, Etc. No provision of any applicable Law and no order will be in effect that will prohibit or restrict the consummation of the Closing;

     (e) No Proceedings. No proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking Losses from any Contributor incident to this Agreement or the transactions contemplated hereby, will have been instituted by any Person before any Governmental Authority and be pending;
     (f) No Material Adverse Change. Since the Effective Time, there shall not have been a material adverse change in the Assets;
     (g) Preliminary Settlement Statement. Contributee shall have received the Preliminary Settlement Statement, subject to the terms of Section 2.3;
     (h) Escrow Agreement. Contributors shall have executed and delivered an Escrow Agreement in the form mutually agreed upon by the parties hereto and substantially in accordance with the terms described in Section 9.6;
     (i) Registration Rights Agreement. Contributors shall have executed and delivered the Registration Rights Agreement substantially in the form of Exhibit B; and
     (j) Other Deliveries. Contributors shall have delivered such other certificates, instruments of conveyance and documents as may be reasonably requested by Contributee and agreed to by Contributors prior to the Closing Date to carry out the intent and purposes of this Agreement.
          8.2 Conditions to the Obligations of Contributors. The obligation of Contributors to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Contributors:
     (a) Representations, Warranties and Covenants of Contributee. (i) Each of the representations and warranties of Contributee made in this Agreement will be true and correct in all material respects in all respects as of the date of this Agreement and as of the Closing (as if made anew at and as of the Closing), except that, to the extent any such representation or warranty is qualified by materiality or Material Adverse Effect, such representation or warranty shall be true and correct in all respects, (ii) Contributee shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Contributee on or before the Closing, and (iii) Contributee shall have delivered to Contributors a certificate, dated the Closing Date, certifying that the conditions specified in this Section 8.2(a) have been fulfilled;
     (b) Third Party Consents; Governmental Approvals. All consents, approvals or waivers, if any, disclosed on any schedule to this Agreement or otherwise required in connection with the consummation of the transactions contemplated by this Agreement have been received. All of the consents, approvals, authorizations, exemptions and waivers from Governmental Authorities that will be required to enable Contributors to consummate the transactions contemplated by this Agreement have been obtained;
     (c) Montierra Agreement. Contributee shall have entered into a Partnership Interest Contribution Agreement with Montierra pursuant to which Contributee will acquire all right, title and interest in and to the partnership interest of NGP 2004 Income, L.P., all as more particularly described therein and the closing of such Partnership Interest Contribution Agreement will occur immediately prior to the Closing of this Agreement;
     (d) No Injunction, Etc. No provision of any applicable Law and no order will be in effect that will prohibit or restrict the consummation of the Closing;
     (e) No Proceedings. No proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Closing or seeking Losses from Contributee incident to this Agreement or the transactions contemplated hereby, will have been instituted by any Person before any Governmental Authority and be pending;
     (f) Registration Rights Agreement. Contributee shall have executed and delivered the Registration Rights Agreement substantially in the form of Exhibit B; and
     (g) Other Deliveries. Contributee shall have delivered such other certificates, instruments and documents as may be reasonably requested by Contributors and agreed to by Contributee prior to the Closing Date to carry out the intent and purposes of this Agreement.
ARTICLE IX
INDEMNIFICATION
          9.1 Survival. The representations and warranties in this Agreement and all covenants contained in this Agreement shall survive the Closing until one (1) year after the Closing Date, except that (a) the representations and warranties in Section 4.1 (Organization of Contributors), Section 4.2 (Authorization; Enforceability), Section 5.1 (Organization of Contributee), and Section 5.2 (Authorization; Enforceability) shall survive indefinitely, (b) the representations and warranties in Section 4.3 (Taxes), to the extent not related to property, ad valorem or other state or local Taxes, and Section 5.8 (Taxes) shall survive until the expiration of the applicable statute of limitations, (c) the representation and warranty in Section 3.6 (Defensible Title) shall survive for six (6) months after the Closing Date; and (d) certain covenants with a specified expiration date shall continue in effect as provided therein. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement will survive the time at which it would otherwise terminate pursuant to the preceding sentence if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity has been given to the Party against whom such indemnification may be sought prior to such time; provided that such right of indemnity shall continue to survive and shall remain a basis for indemnification hereunder only until the related claim for indemnification is resolved or disposed of in accordance with the terms hereof.
          9.2 Indemnification.
     (a) From and after the Closing, Contributors will, jointly and severally, indemnify, defend and hold harmless Contributee and its officers, members, directors, employees and Affiliates (the “Contributee Indemnified Parties”) against any and all liabilities, damages, losses, costs and expenses (including reasonable attorneys’ and consultants’ fees and expenses) (“Losses”) Contributee shall suffer (any Loss of the Contributors after the Closing Date shall be deemed a Loss suffered by Contributee) as a result of, or arising out of, (i) any failure or breach of any representation or warranty made by Contributors pursuant to ARTICLE IV or ARTICLE III under this Agreement to be true and correct as of the date hereof and as of the Closing (as if made anew at and as of the Closing); (ii) the breach of any covenant or agreement made or to be performed by Contributors pursuant to this Agreement; (iii) the ownership or operation of the Assets prior to the Effective Time, not including any Assumed Liabilities. Notwithstanding the foregoing, any claims arising under Section 9.2(a)(i) and Section 9.2(a)(iii) shall be recoverable exclusively against the Escrow Account, and, except for any claim pertaining to transfer Taxes under Section 7.3, shall be subject to such other limitations as set forth in Section 9.3 below.
          (b) From and after the Closing, Contributee will indemnify, defend and hold harmless Contributors and their officers, members, directors, employees and Affiliates (the “Contributor Indemnified Parties”) against any and all Losses incurred or suffered as a result of, relating to or arising out of (i) any failure of any representation or warranty made by Contributee in this Agreement to be true and correct as of the Closing (as if made anew at and as of the Closing), (ii) the breach of any covenant or agreement made or to be performed by Contributee pursuant to this Agreement, and (iii) the Assumed Liabilities, the ownership of the Contributors, or the ownership or operation of Assets or the business of the Contributors, after the Effective Time.
     (c) THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE IX SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SINGLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY. THE PARTIES HERETO AGREE THAT THE FOREGOING COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.
          9.3 Limitations on Liability. Notwithstanding anything to the contrary in this Agreement, in the event a Contributee Indemnified Party has a claim for indemnification under Section 9.2 hereof:
     (a) Neither a Contributee Indemnified Party nor a Contributor Indemnified Party will be entitled to indemnity under Section 9.2(a)(i), Section 9.2(a)(iii) or Section 9.2(b)(i) of this Agreement with respect to claims for Losses until the amount for any individual claim for Losses exceeds Fifty Thousand Dollars ($50,000) (the “Individual Basket Amount”) and the aggregate amount for all claims for Losses that exceed the Individual Basket Amount exceeds Five Hundred Thousand Dollars ($500,000) (the “Aggregate Basket Amount”), and thereafter, the Contributee Indemnified Parties shall be entitled to indemnity for the aggregate amount of all individual claims for Losses in excess of the Individual Basket Amount applicable to each of such individual claims.
     (b) In the event a Contributee Indemnified Party is entitled to indemnity under Section 9.2(a)(i) (for breach of representations and warranties which survive one (1) year or less after the Closing Date) and Section 9.2(a)(iii), any such claim may be satisfied solely and exclusively against the Escrow Deposit. Therefore, the maximum aggregate liability of Contributors under Section 9.2(a)(i) (for breach of representations and warranties which survive one (1) year or less after the Closing Date) and Section 9.2(a)(iii) of this Agreement shall not exceed the Escrow Deposit, and Contributee Indemnified Parties shall have no further right to indemnity thereunder at such time as all cash or Contributee Units have been disbursed from the Escrow Account. Under no circumstance shall a Contributee Indemnified Party be entitled to recover an indemnity claim arising under Section 9.2(a)(i) (for breach of representations and warranties which survive one (year) or less after the Closing Date) and Section 9.2(a)(iii) of this Agreement directly against Contributors. In addition, in all circumstances, a Contributee Indemnified Party must first look to the Escrow Account with respect to an indemnity claim, including those arising under Section 9.2(a)(i) (for representations and warranties which survive longer than one (1) year after the Closing Date) and Section 9.2(a)(ii) of this Agreement, which are not limited to the Escrow Account.
     (c) The amount of any Losses subject to indemnification under this ARTICLE IX shall be reduced or reimbursed, as the case may be, by any third party insurance proceeds, third party recoveries less the costs expended for such recoveries. Each Party shall, and shall cause their respective Indemnified Parties to, use Reasonable Efforts to collect any amounts available under such insurance coverage and from such other third party alleged to have responsibility. If a Contributee Indemnified Party receives an amount under insurance coverage or from such third party with respect to Losses that were the subject of indemnification under Section 9.2 at any time subsequent to indemnification provided thereunder, then such Contributee Indemnified Party shall promptly reimburse Contributors.
          9.4 Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:
     (a) If any Person who or which is entitled to seek indemnification under Section 9.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any claim asserted against an Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.2, the Indemnified Party shall promptly (i) notify the Party obligated to the Indemnified Party pursuant to Section 9.2 above, (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of

Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.
     (b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnified Party to dispute whether such claim is an identifiable Loss under this ARTICLE IX), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.4(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.4(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.
     (c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.4(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually ultimately determined to be entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.4(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.
     (d) Any claim by an Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of twenty (20) days within which to object or accept in writing such Direct Claim. Any such objection is called a “Notice of Claim Dispute.” If the Indemnifying Party does not so respond within such twenty (20) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement. Copies of each Notice of Claim Dispute shall be sent to Contributee and the Escrow Agent. If Contributee and Contributors fail to resolve any objection contained in such Notice of Claim Dispute within twenty (20) days after the date the Notice of Claim Dispute is delivered to Contributee, then, at the request of either Party, they shall meet in an attempt to resolve an objection described in such Notice of Claim Dispute and reach a written agreement with respect to such objection (a “Claim Settlement Agreement”). If Contributors and Contributee enter into a Claim Settlement Agreement, the objections contained in such Notice of Claim Dispute shall be deemed to be as resolved therein. If they are unable to resolve the objection described in such Notice of Claim Dispute within twenty (20) days after delivery to the recipient of such

Notice of Claim Dispute, then Contributors and Contributee shall submit the objections contained in such Notice of Claim Dispute to arbitration as described in Section 9.5.
          9.5 Notice of Claim Dispute. Any objection contained in a Notice of Claim Dispute not resolved in a Claim Settlement Agreement shall be resolved by submission to arbitration as follows: Contributors and Contributee shall select a single arbitrator from the American Arbitration Association (“AAA”) in Houston, Texas (an “Arbitrator”) (or, if they cannot agree upon a selection, Contributors and Contributee shall each select an Arbitrator, and the two Arbitrators so selected shall choose a third Arbitrator who has knowledge of the industry and business of the Contributors and who shall act as the Arbitrator to resolve the dispute). The Arbitrator shall resolve the objection contained in the Notice of Claim Dispute pursuant to the Commercial Arbitration Rules of the AAA as promptly as possible and a decision by the Arbitrator as to the resolution of such objection (the “Arbitrator’s Decision”) shall be (absent an agreement of the parties regarding an error that is manifest) conclusive and binding upon the parties for purposes of this Agreement. The Arbitrator’s Decision shall be (i) in writing and (ii) non-appealable and incontestable by Contributee and Contributors and each of their respective Affiliates and successors and not subject to collateral attack for any reason. The Arbitrator shall have the ability to allocate fees and costs payable to the AAA based on the Arbitrator’s assessment of the relative responsibility of the parties. In the absence of such an allocations, the fees and costs payable to the AAA shall be paid one-half by Contributee and one-half from the Escrow Deposit. Contributee shall pay its own counsel fees and other costs incurred in connection with any such dispute, and counsel fees and other costs incurred by Contributors in connection with any such dispute shall be paid from the Escrow Deposit.
          9.6 Escrow Account. At the Closing, the Parties shall enter into a mutually satisfactory agreement with the Escrow Agent setting out the rights and obligations of the Parties and the Escrow Agent with respect to the Escrow Account. Whether included in such agreement, the Parties agree that the following provisions of this Section 9.6 shall control with respect to the Escrow Account:
     (a) The interest, proceeds and distributions earned each year on the Escrow Deposit is herein called the “Escrow Income.” The Parties agree to treat the Escrow Income as income of Contributors for U.S. federal income tax purposes and shall not be subject to indemnification claims under ARTICLE IX. Escrow Income shall be payable by Contributee to the Escrow Agent, and shall be considered part of the Escrow Deposit and subject to claims for indemnification under this ARTICLE IX.

     (b) The Contributee Units and Escrow Income in the Escrow Account shall be transferred by the Escrow Agent as follows:
     (i) to Contributee, pursuant to a Claim Settlement Agreement delivered to the Escrow Agent;
     (ii) to Contributee, pursuant to joint written instructions from Contributors and Contributee to the Escrow Agent relating to the resolution of a Third Party Claim pursuant to Section 9.4;
     (iii) to Contributee, pursuant to any other joint written instruction from Contributors and Contributee to the Escrow Agent;
     (iv) to Contributee, pursuant to a decision by the Arbitrator regarding a Direct Claim sent to the Escrow Agent pursuant to Section 9.5;
     (v) to Contributors, on the first anniversary of the Closing Date, in an amount equal to the remainder of the Escrow Deposit less any amounts related to an asserted but pending or unpaid Direct Claim or Third Party Claim.
     (c) Fees of the Escrow Agent shall be paid by Contributee.
     (d) Contributors shall have the right to vote any Contributee Units which are held in the Escrow Account.
     (e) Payments by the Escrow Agent out of the Escrow Deposit shall be, at the election of Contributors, either the dollar amount of the claim in cash or the number of Contributee Units based upon the dollar amount of the claim to be paid pursuant to Section 9.6(b) divided by the Unit Price (or a portion in cash, to the extent of available cash in the Escrow Deposit, and a portion in Contributee Units, based on the foregoing formulas).
          9.7 No Special, Consequential or Punitive Damages. NOTWITHSTANDING ANYTHING HEREIN CONTAINED TO THE CONTRARY, NONE OF THE PARTIES TO THIS AGREEMENT SHALL HAVE ANY OBLIGATION WITH RESPECT TO THIS AGREEMENT, OR OTHERWISE IN CONNECTION HEREWITH, FOR ANY SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES.
          9.8 Waiver of Other Representations. EXCEPT FOR AND WITHOUT ANY

LIMITATION WHATSOEVER ON THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN ANY CERTIFICATE OR WRITTEN STATEMENT FURNISHED, OR TO BE FURNISHED TO CONTRIBUTEE PURSUANT TO THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY: (A) NONE OF CONTRIBUTORS, NOR ANY OF THEIR AFFILIATES OR REPRESENTATIVES, HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF EACH COMPANY, ITS BUSINESS OR ANY OF ITS ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO EACH COMPANY, AND ANY SUCH OTHER REPRESENTATION AND WARRANTIES ARE HEREBY DISCLAIMED; (B) CONTRIBUTEE SHALL HAVE INSPECTED, OR WAIVED (AND UPON CLOSING SHALL BE DEEMED TO HAVE WAIVED) ITS RIGHT TO INSPECT, THE ASSETS FOR ALL PURPOSES AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS SPECIFICALLY RELATED TO THE PRESENCE, RELEASE OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS AND OTHER MAN-MADE FIBERS, OR NATURALLY OCCURRING RADIOACTIVE MATERIALS (“NORM”); (C) CONTRIBUTEE IS RELYING SOLELY UPON ITS OWN INSPECTION OF THE ASSETS, AND CONTRIBUTEE SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS,” “WHERE IS” CONDITION; AND (D) CONTRIBUTORS MAKE NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION OR MATERIALS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO CONTRIBUTEE IN CONNECTION WITH THIS AGREEMENT INCLUDING, WITHOUT LIMITATION, RELATIVE TO PRICING ASSUMPTIONS, OR QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES OR THE ABILITY OR POTENTIAL OF THE PROPERTIES TO PRODUCE HYDROCARBONS OR THE ENVIRONMENTAL CONDITION OF THE PROPERTIES OR ANY OTHER MATTERS CONTAINED IN ANY MATERIALS FURNISHED OR MADE AVAILABLE TO CONTRIBUTEE BY CONTRIBUTOR OR BY CONTRIBUTOR’S AGENTS OR REPRESENTATIVES (ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION AND OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED BY CONTRIBUTOR OR

OTHERWISE MADE AVAILABLE OR DISCLOSED TO CONTRIBUTEE ARE PROVIDED TO CONTRIBUTEE AS A CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST CONTRIBUTORS AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT CONTRIBUTEE’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW).
          9.9 Exclusive Remedy and Release. Except as otherwise provided herein, the indemnification and remedies set forth in this ARTICLE IX shall, from and after the Closing, constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty contained in this Agreement; provided that nothing in this Section 9.9 shall prevent either Party from seeking injunctive or equitable relief in pursuit of its indemnification claims under this ARTICLE IX.
ARTICLE X
TERMINATION
          10.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
     (a) by the mutual consent of Contributee and Contributors as evidenced in writing signed by each of Contributee and Contributors;
     (b) by Contributee, if there has been a material breach by Contributors of any representation, warranty or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Contributee at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Contributors within thirty (30) days after written notice thereof from Contributee;
     (c) by Contributors, if there has been a material breach by Contributee of any representation, warranty or covenant contained in this Agreement that has prevented the satisfaction of any condition to the obligations of Contributors at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Contributee within thirty (30) days after written notice thereof from Contributors;
     (d) by either Contributee or Contributors if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or
     (e) by either Contributee or Contributors, if the transactions contemplated hereby have not been consummated by May 31, 2007, provided that neither Contributee nor Contributors will be entitled to terminate this Agreement pursuant to this Section 10.1(e) if such Person’s breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement.
          10.2 Effect of Termination. If this Agreement is terminated under Section 10.1, all further obligations of the Parties under this Agreement will terminate without further liability or obligation of either Party to the other Parties hereunder; provided, however, that no Party will be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of (a) failure of such Party to have performed its material obligations under this Agreement or (b) any material misrepresentation made by such Party of any matter set forth in this Agreement. Nothing in this Section 10.2 will relieve any Party to this Agreement of liability for breach of this Agreement occurring prior to any termination, or for breach of any provision of this Agreement that specifically survives termination hereunder.

ARTICLE XI
MISCELLANEOUS
          11.1 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested or (iii) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:
If to Contributee, to:
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060
Attention: Alex A. Bucher
Telephone : (281) 408-1201
Fax: (281) 408-1399
If to Contributors, to:
NGP-VII Income Co-Investment Opportunities, L.P.
Attn: Tony Weber
125 E. John Carpenter Freeway
Suite 600
Irving, Texas 75062
Telephone: (972) 432-1400
Fax: (972) 432-1441
or to such other address or addresses as the Parties may from time to time designate in writing.
          11.2 Assignment. Except as provided below, no Party shall assign this Agreement or any part hereof without the prior written consent of the other Party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. The foregoing notwithstanding, Contributee shall be permitted to assign this Agreement to one or more Affiliates if it deems appropriate for Tax purposes; provided, however, that such assignment shall not release Contributee from its obligations under this Agreement.
          11.3 Rights of Third Parties. Except for the provisions of ARTICLE IX, which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.
          11.4 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
          11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.
          11.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement) constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.
          11.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Contributors, in and of itself, that such information is material to or outside the ordinary course of the business of the Contributors or required to be disclosed on the Disclosure Schedules. The disclosure of an item in one section of the Disclosure Schedules as an exception to a particular representation or warranty qualifies the referenced representation or warranty to the extent specified therein and such other representations and warranties contained in the Agreement

(regardless of whether or not such representation or warranty contains a reference to such disclosure schedules) to the extent a matter in such section of the Disclosure Schedules is disclosed in such a way as to make its relevance to the information called for by such other representation or warranty readily apparent on its face.
          11.8 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.
          11.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Contributee and Contributors, which consent shall not be unreasonably withheld, conditioned or delayed by such Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as is necessary to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party.
          11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.
          11.11 Governing Law; Jurisdiction.
     (a) This Agreement shall be governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of Laws principles.
     (b) The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Houston, Texas with respect to any matter under this Agreement shall be binding.
     (c) To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).
     THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.
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     IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each of the Parties as of the date first above written.

CONTRIBUTORS:

NGP 2004 CO-INVESTMENT INCOME, L.P.

By:	NGP INCOME MANAGEMENT, L.L.C.,
its General Partner

By:

Name:

Title:

NGP CO-INVESTMENT INCOME CAPITAL CORP.

By:

Name:

Title:

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

By:	NGP INCOME MANAGEMENT, L.L.C.,
its General Partner

By:

Name:

Title:

CONTRIBUTEE:

EAGLE ROCK ENERGY PARTNERS, L.P.
By: EAGLE ROCK ENERGY GP, L.P., its general partner
By: EAGLE ROCK ENERGY G&P, LLC, its general partner

By:

Name:

Title: